SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 24, 2002, announcing that LATECOERE has chosen Product Lifecycle Management Solutions from IBM and Dassault Systemes.

DASSAULT SYSTEMES

IBM®

LATECOERE Chooses Product Lifecycle Management Solutions from IBM and Dassault Systemes

French aerospace constructor and OEM implements ENOVIA VPM for Airbus A380 jumbo and Falcon F7X Projects

Paris and Toulouse (France) – April 24, 2002 – IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that LATECOERE, a French aerospace manufacturer and OEM, will further its implementation of Product Lifecycle Management Solutions. Already using CATIA, the world's leading 3D virtual product design application from IBM and Dassault Systemes, LATECOERE will complete its installed base with the acquisition of 70 ENOVIA VPM licences, a product data management application which allows users to collaborate on line and share design data generated on CATIA. The scope of the contract includes best practice methods, training and related IT services and support.

A key partner for Airbus, Dassault Aviation and the Brazilian aerospace manufacturer EMBRAER, LATECOERE intervenes at the beginning of new aerospace programs, from the initial development phase up to industrial production and after sales support to customers. For the Airbus A380 project, LATECOERE will participate in the conception and development of the European super jumbo passenger jet, in particular the underside of the jet's nose and the doors. For the Falcon F7X project, LATECOERE will work with partners, or alone, to design and build this brand new jet's back and all its electric cabling.

For both of these strategic projects, LATECOERE will use ENOVIA VPM for the creation and management of configured digital mock-ups. LATECOERE's objective is to significantly shorten design time, improve quality and reduce the response time necessary to handle customer demands. The implementation of ENOVIA VPM by LATECOERE, the first of its kind in the aerospace supplier market, will enhance collaboration between the design, tooling and manufacturing departments, allowing the teams to validate quality from the very first stage of the development cycle. Used with ENOVIA Portal for Internet transmission of the digital mock-ups, ENOVIA VPM solutions will allow LATECOERE's engineers and technicians to manage the roles and responsibilities of each user, along with the numerous versions and configurations of products and product sub-groups, in real time and with greater efficiency.

This strategic project will improve the level of external relations between LATECOERE and its prime contractors, as well as internally between the various branches of LATECOERE, including BEAT, LATELEC, the SIDMI, and its direct subcontractors. *"This project goes far beyond the simple implementation of an information technology structure,* " explains Mr. Duprat, PDM project manager, LATECOERE. *"ENOVIA VPM solutions will allow everyone involved in the design process to share product information throughout the entire supply chain and facilitate collaboration throughout the entire enterprise."*

The implementation and support for the ENOVIA VPM roll-out will be handled by IBM and Dassault Systemes' business partners, DVF (*Direction des Ventes France*) and Dassault Data Services, whose experience and best practice expertise will facilitate the transition for the extended deployment.

"We are very proud to contribute to LATECOERE's success," says Denis Senpere, vice president, ENOVIA European Operations, Dassault Systemes. "ENOVIA Solutions will allow this large aerospace supplier to optimize its response time and design and production costs. LATECOERE is an example of how the aerospace supply chain can leverage 3D PLM and product innovation continuously to gain a competitive advantage throughout its extended enterprise."

"LATECOERE's confidence in ENOVIA solutions confirms the increasing leadership of PLM solutions in the aerospace industry. LATECOERE's decision to implement a total PLM approach, using both CATIA and ENOVIA demonstrates IBM and Dassault Système's leadership in the PLM market, and in particular within the aerospace industry, from the original equipment manufacturer down through its entire supply chain.", says Patrick Fardeau, Sales Director ENOVIA and SmarTeam, IBM PLM Europe. *" Our goal at IBM is to provide industry value to companies migrating to a fully collaborative environment. This is particularly important in the aerospace sector, where cooperation is critical to a project's success. Companies in all manufacturing industries around the world now recognize the value of product lifecycle management. This is proven by the acceleration in the number of PLM migration and implementation projects in major projects around the world. We are very excited to be a part of this movement and will continue to deliver best in class solutions and services to give our customers a true competitive edge."*

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About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with ebusiness solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com
Information about DVF is available at http://www.dsdvf.com
Information about DDS is available at http://www.dassault-data-services.fr

IBM Press Contact:

Jennifer Feller
+ 33 1 41 88 61 89
jennyfeller@fr.ibm.com

Dassault Systemes Press Contact:

Anthony Maréchal
+33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:

Jean-Benoit Roquette
Press: Nelly Dimey/Lorie Lichtlen
Morgen Walke Europe
+33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2002

DASSAULT SYSTEMES

By:
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration